Goldman Sachs Funds

GROWTH EQUITY FUNDS

Semiannual Report February 28, 2002


FINANCIAL
STATEMENT
ANALYSIS
INVESTING
PRINCIPLES

Long-term capital growth

potential from a diversified

portfolio of equity investments.

Market Review

Dear Shareholder:

During the six-month reporting period, stocks around the world exhibited surprising resiliency. Despite a weak economy, falling corporate profits, accounting concerns, and the September 11 terrorist attacks, the equity markets in both the United States and abroad only fell slightly.

Economic Review

Throughout much of the period covered by this report, the U.S. economy was in the midst of a mild recession. While it was initially assumed that this was triggered by the September 11 terrorist attacks, economic data pointed to the contraction beginning in March 2001. To stimulate the economy, the Federal Reserve Board (the "Fed") lowered its federal funds rate (the rate U.S. banks charge each other for overnight loans) a record 11 times during 2001, including 4 times following the attacks.

As we write this letter, there is mounting evidence that an economic recovery is taking place. The U.S. gross domestic product (GDP) registered a gain in the fourth quarter of 2001, aided by a rise in consumer and government spending. As such, the Fed chose not to lower interest rates during its January 2002 meeting, and on March 7, Federal Reserve Board Chairman Alan Greenspan stated that "the evidence increasingly suggests that an economic expansion is already well underway." In particular, manufacturing, consumer spending, and personal income has risen in recent weeks.

Market Review

Given the uncertainties around the globe, the U.S. equity market performed relatively well during the reporting period, with the S&P 500 Index falling only 1.67%. It was generally believed that the equity markets would experience a prolonged decline following the events of September 11. However, after an initial plunge in share prices, stocks rallied strongly, as investors anticipated a rebound in the global economies. During the fourth quarter of 2001, the S&P 500 Index gained 10.69%, the Russell 2000 Index of small-cap stocks jumped 21.09%, and the technology-laden NASDAQ Composite Index surged 30.13% — the second best quarter since its inception in 1971.

The markets gave back some of these gains during the first two months of 2002. This was largely due to concerns regarding the scope of accounting irregularities following the bankruptcies of Enron and Global Crossing and mixed signals on the economic front. However, in recent weeks investors have responded positively to signs that the economic recovery may occur sooner rather than later, which could lead to a rebound in corporate profits as the year progresses.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

March 18, 2002

- **NOT FDIC INSURED**
- **May Lose Value**
- **No Bank Guarantee**

What Differentiates Goldman Sachs' Growth Investment Process?

Over the past 20 years, the Goldman Sachs Growth Team has consistently applied a three-step investment process based on our belief that wealth is created through the long-term ownership of growing businesses.

GOLDMAN SACHS' GROWTH INVESTMENT PROCESS

1

BUY THE BUSINESS



2

BUY HIGH-QUALITY GROWTH BUSINESSES



3

BUY AT AN ATTRACTIVE PRICE

---

1 BUY THE BUSINESS

Make decisions as long-term business owners rather than as stock traders

Perform in-depth, fundamental research

Focus on long-term structural and competitive advantages

Result

Performance driven by the compounding growth of businesses over time — not short-term market movements

Long-term participation in growing businesses — less reliance on macroeconomic predictions, market timing, sector rotation or momentum

---

2 BUY HIGH-QUALITY GROWTH BUSINESSES

Identify high quality growth businesses. Some required investment criteria include:

- Established brand names
- Dominant market shares
- Pricing power
- Recurring revenue streams
- Free cash flow
- Long product life cycles
- Favorable long-term growth prospects
- Excellent management

Result

Investment in businesses that meet these criteria — and are strategically positioned for consistent long-term growth

---

3 BUY AT AN ATTRACTIVE PRICE

- Perform rigorous valuation analysis of every potential investment
- Use valuation tools and analytics to ensure that the high-quality business franchises we have identified also represent sound investments

Result

Good investment decisions based on solid understanding of what each business is worth

Attractive buying opportunities as the stock prices of quality growth businesses fluctuate over time

Capital Growth Fund

as of February 28, 2002

Assets Under Management

$2.8 Billion

Number of Holdings

100

NASDAQ SYMBOLS

Class A Shares

GSCGX

Class B Shares

GSCBX

Class C Shares

GSPCX

Institutional Shares

GSPIX

Service Shares

GSPSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	−3.95%	−1.67%
Class B	−4.23	−1.67
Class C	−4.29	−1.67
Institutional	−3.75	−1.67
Service	−3.92	−1.67

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. In addition, performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−19.91%	−20.06%	−16.68%	−14.88%	−15.29%
Five Years	11.25	11.28	N/A	N/A	12.40[4]
Ten Years	13.73	N/A	N/A	N/A	14.32[4]
Since Inception	13.75 (4/20/90)	12.29 (5/1/96)	7.61 (8/15/97)	8.80 (8/15/97)	14.26[4] (4/20/90)

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to 8/15/97 is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Capital Growth Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Microsoft Corp.	4.2%	Computer Software
General Electric Co.	3.7	Industrial Parts
Wal-Mart Stores, Inc.	3.5	Department Stores
Pfizer, Inc.	3.4	Drugs
Exxon Mobil Corp.	3.2	Energy Resources
Viacom, Inc. Class B	2.3	Entertainment
PepsiCo, Inc.	2.2	Food & Beverage
Citigroup, Inc.	2.2	Financial Services
Federal National Mortgage Association	2.1	Financial Services
AOL Time Warner, Inc.	2.1	Media

The top 10 holdings may not be representative of the Fund's future investments.

STANDARDIZED AFTER-TAX PERFORMANCE AS OF 12/31/01

Class A Shares	One Year	Five Years	Ten Years	Since Inception (4/20/90)
Returns before taxes*	−19.91%	11.25%	13.73%	13.75%
Returns after taxes on distributions**	−19.93	9.34	10.49	10.74
Returns after taxes on distributions and sale of fund shares***	−12.10	8.87	10.03	10.25

As of December 1, 2001, the mutual fund industry is required to provide standardized after-tax performance in sales literature for funds that either include other forms of after-tax performance in their sales literature or portray themselves as being managed to limit the effect of taxes on performance. Above are standardized after-tax returns for the Class A Shares Goldman Sachs Capital Growth Fund to which the new requirement applies. The after-tax returns for Class B and Class C Shares will vary.

Standardized after-tax returns assume reinvestment of all distributions at net asset value and reflect a maximum initial sales charge of 5.5% for Class A Shares. After-tax returns are calculated using the historical highest individual federal marginal income tax rates (38.6% for ordinary income dividends and 20% for capital gain distributions) and do not reflect the impact of state or local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

　__Returns before-taxes__ do not reflect taxes on distributions on the Fund's Class A Shares, nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

　**__Returns after-taxes on distributions__ assume that taxes are paid on distributions on the Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.*

***__Returns after-taxes on distributions and sale of Fund shares__ reflect taxes paid on the Fund's Class A Shares and taxes applicable when the investment is redeemed (sold) by you.*

Capital Growth Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Capital Growth Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –3.95%, –4.23%, –4.29%, –3.75%, and –3.92%, respectively. These returns compare to the –1.67% cumulative total return of the Fund's benchmark, the S&P 500 Index.

During the reporting period, the Fund's overweight position in the Media sector detracted from performance. Investors have continued to shy away from this sector, and from Telecommunications stocks in particular, because of concerns over a slowdown in industry growth. Much of the weakness can be blamed on extremely soft consumer and business demand, an issue that persisted for the majority of the period. Compounding the financial problems for the Telecommunications industry is that many companies do not believe that demand will grow to be robust in the near term. This lack of visibility has led investors to sell stocks in this area, mostly in favor of companies that have a more concrete idea of their potential earnings growth for next year.

Conversely, PepsiCo, Inc. and Colgate-Palmolive Co. performed well over the period, as consumer groups were the beneficiaries of the continued rotation into defensive stocks. Home Products, Personal Care and Food & Beverage industries have traditionally enjoyed foreseeable cash flows. As the market grew increasingly uncertain about the outlook for the economy, investors boosted these stock prices because they perceived that this sector provided a safe haven in the volatile environment.

Portfolio Composition

As bottom-up stock pickers, we focus on the real worth of the business, and to the extent that we find several businesses in related industries that have long-term growth potential, we may develop an overweight position in a particular sector. With this in mind, over the period the Fund had overweight positions in the Consumer Staples and Media sectors. The Fund held underweight positions in the Cyclicals and Utilities sectors.

Portfolio Highlights

- **First Data Corp. —** First Data is a dominant player in the global payment industry and a leader in electronic commerce. Its core competencies include any electronic method of payment — ranging from credit, debit, stored value, e-check, and money transfers. Its ownership of Western Union is the key driver of the entire payment instruments division and a focal point for understanding the opportunities at First Data. The company leverages a 150-year-old brand name and its strong global agent network to provide personal and business financial services to consumers and companies throughout the world.

■ **Wal-Mart Stores, Inc.** — Wal-Mart is the world's largest retailer. With its solid management team and outstanding corporate environment, Wal-Mart's culture permeates to every level of its over 1.2 million strong "associates" force. Wal-Mart has epitomized what has been termed the "productivity loop," in which it drives sales by lowering prices, which leverages expenses, so that prices can be even more competitive, further driving sales in a virtual circle.

■ **Walgreen Co.** — Walgreen is the nation's largest drugstore chain as measured by sales. Once considered a mature industry with limited growth potential, the retail drug store sector has in recent years transformed itself into a true growth business. The major catalyst for change has been the shift to third-party payment (HMOs, etc.) for prescription drugs, and the pervasive pricing pressures that has ensued.

Outlook

The U.S. equity markets rose steadily throughout the fourth quarter of 2001. Based on the current economic environment, we believe that the economy will continue to experience flat growth for the next several quarters. Nevertheless, we are hopeful that 2002 will also be a period of stronger growth for U.S. companies as well as businesses around the world. This is not a forecast but an assumption that will allow us to test the strength of our investments in companies under such an economic environment. Going forward, we will continue to focus our efforts on the strength and sustainability of the financial statements of these companies — a practice that we always follow.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Investment Team

New York, March 18, 2002

Strategic Growth Fund

as of February 28, 2002

Assets Under Management

$220.2 Million

Number of Holdings

68

NASDAQ SYMBOLS

Class A Shares

GGRAX

Class B Shares

GSWBX

Class C Shares

GGRCX

Institutional Shares

GSTIX

Service Shares

GSTSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	–5.50%	–1.67%
Class B	–5.81	–1.67
Class C	–5.80	–1.67
Institutional	–5.23	–1.67
Service	–5.38	–1.67

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. In addition, performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	–20.72%	–20.89%	–17.45%	–15.71%	–15.98%
Since Inception (5/24/99)	–4.72	–4.49	–3.28	–2.24	–2.56

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Microsoft Corp.	4.5%	Computer Software
Pfizer, Inc.	4.2	Drugs
Wal-Mart Stores, Inc.	3.9	Department Stores
General Electric Co.	3.3	Industrial Parts
Federal Home Loan Mortgage Corp.	3.2	Financial Services
Federal National Mortgage Assoc.	3.2	Financial Services
Viacom, Inc. Class B	3.2	Entertainment
AOL Time Warner, Inc.	3.0	Media
Bristol-Meyers Squibb Co.	2.8	Drugs
AMBAC Financial Group, Inc.	2.8	Property Insurance

The top 10 holdings may not be representative of the Fund's future investments.

Strategic Growth Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Strategic Growth Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –5.50%, –5.81%, –5.80%, –5.23%, and –5.38%, respectively. These returns compare to the Fund's benchmark, the S&P 500 Index, which generated a cumulative total return of –1.67%.

During the period, the Fund was hurt by its exposure to the weak-performing Technology sector. Although the Federal Reserve Board (the "Fed") lowered interest rates several times, these actions did not instill the confidence needed to give this area a boost. In general, investors continue to believe that the Technology industry is still showing signs of weak end-market demand and overvaluation, and is still coping with the problem of lingering inventory build-up. During the period, QUALCOMM, Inc. and Cisco Systems, Inc. experienced weakness, although equipment stocks enjoyed a strong rebound since the middle of September. Nonetheless, the market is still concerned that earnings growth has not improved enough to justify the current stock prices of many Technology companies.

Within the Financial Services area, Citigroup Inc. and The Charles Schwab Corp. enhanced results, as their stock prices were beneficiaries of the Fed's interest rate cuts. Investors are clearly looking ahead to upcoming quarters for the financial stimulus that is generated by the lower cost of borrowing. Citigroup is the largest financial institution in the world, with a strong balance sheet and dominant positions in banking, insurance, and brokerage services. Although the company was negatively impacted by a slowdown in the economy, Citigroup's diversity and strong worldwide base should enable it to deliver growth in the absence of further unexpected disruptions in the domestic or global markets.

Portfolio Composition

The Strategic Growth Fund invests primarily in large-cap growth stocks. More specifically, the Fund focuses on high quality growth companies with dominant market share, pricing control, recurring revenue streams, and free cash flow. This portfolio is more selective and focused than many mutual funds, typically holding between 65 and 85 holdings.

Portfolio Highlights

■ **Harrah's Entertainment, Inc.** — Harrah's is the most diversified gaming company in the United States and the only such firm that has pursued a national brand for its casinos. Harrah's disciplined approach to new investment and same-store growth philosophy has allowed it to generate consistently expanding cash flows without the need for significant new investments.

■ **Univision Communications, Inc.** — Univision is the dominant name in U.S. Spanish-language television and has exclusive access to Televisa programming, the most important name globally in Spanish-language content. While television broadcasting can be a cyclical business, we believe the attractiveness of the company's demographics and the value gap between ratings and advertising dollars should help taper the cyclical effect.

■ **State Street Corp.** — State Street is synonymous with custody and has a scalable infrastructure capable of handling increased levels of volume and activity. One of the keys to its business is that State Street starts the relationship by offering custody services for extremely low prices. Once it establishes a relationship with a client, its strategy is to market its fully integrated service array.

Outlook

The U.S. equity markets rose steadily throughout the fourth quarter of 2001. Based on the current economic environment, we believe that the economy will continue to experience flat growth for the next several quarters. Nevertheless, we are hopeful that 2002 will also be a period of stronger growth for U.S. companies, as well as businesses around the world. This is not a forecast but an assumption that will allow us to test the strength of our investments in companies under such an economic environment. Going forward, we will continue to focus our efforts on the strength and sustainability of the financial statements of these companies — a practice that we have always followed.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Investment Team

New York, March 18, 2002

Growth Opportunities Fund

as of February 28, 2002

Assets Under Management

$803.9 Million

Number of Holdings

84

Class A Shares

GGOAX

Class B Shares

GGOBX

Class C Shares

GGOCX

Institutional Shares

GGOIX

Service Shares

GGOSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	S&P MidCap 400 Index[2]
Class A	−0.99%	−2.90%
Class B	−1.34	−2.90
Class C	−1.35	−2.90
Institutional	−0.77	−2.90
Service	−1.00	−2.90

[1] *Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. In addition, performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The S&P MidCap 400 Index is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−0.87%	−0.87%	3.10%	5.37%	4.82%
Since Inception (5/24/99)	28.53	29.91	30.37	31.85	31.15

[3] *The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
AMBAC Financial Group, Inc.	2.2%	Property Insurance
Intuit, Inc.	2.1	Computer Software
UST, Inc.	2.0	Tobacco
Cablevision Systems Corp.–Rainbow Media Group	2.0	Media
Biovail Corp.	1.9	Drugs
Grainger W. W., Inc.	1.8	Industrial Parts
Symantec Corp.	1.8	Computer Software
Harrah's Entertainment, Inc.	1.8	Hotel
Harman International Industries, Inc.	1.8	Consumer Durables
The Stanley Works	1.8	Consumer Durables

The top 10 holdings may not be representative of the Fund's future investments.

Growth Opportunities Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Growth Opportunities Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –0.99%, –1.34%, –1.35%, –0.77%, and –1.00%, respectively. These returns compare to the S&P MidCap 400 Index, which generated a cumulative total return of 2.90%.

The Fund's underperformance versus its benchmark was primarily attributable to its underweight positions in the Financial Services, Utilities, and Energy Resources sectors. Investors poured money into these sectors as they sought stability and the assurance of growth in these areas amid the volatile market and global environment. On the other hand, strong stock selection in the Producer Goods, Consumer Discretionary, and Consumer Staples sectors enhanced results.

Portfolio Composition

The Fund invests primarily in medium-sized growth companies with a market capitalization between $1 and $10 billion. We seek companies that generally fall into these categories: (1) high growth companies with dominant market share in a niche industry, (2) companies that are undergoing fundamental improvements in their business or long-term growth rates, and (3) under-followed/under-recognized growth companies whose long-term prospects are under-appreciated by Wall Street analysts. We strive to purchase these companies at reasonable valuations, in order to capture the full benefits of their growth.

Portfolio Highlights

■ **Triton PCS Holdings, Inc.** — Triton is a cellular provider based in the Southeast. While its stock price has been weak, the company, which is a subscriber-based business, has been showing growth. The weakness in Triton's stock has been mostly due to the market's near-term aversion to companies with debt on the balance sheet, combined with weakness in the Telecommunications sector. However, we believe the firm is well positioned to benefit from the growth in the wireless industry. The region in which the company operates is experiencing among the highest population growth in the country, coupled with a generally lower penetration of cell phone users than the national average. In addition, Triton has a higher customer retention rate than its competitors, yielding a higher lifetime value per subscriber.

■ **PMC-Sierra, Inc.** — PMC-Sierra is a leading provider of communications semiconductors and is focused on designing silicon for Internet infrastructure equipment. With customers comprised of the leading network infrastructure manufacturers, PMC-Sierra will likely benefit from the resumption of growth in spending as bandwidth supply and demand get closer into balance. We believe the company is well positioned given the volume of design wins it has attained during the downturn. PMC is a new position in the portfolio, and we anticipate improving fundamentals in the shorter term, as telecom equipment companies begin to reorder from suppliers.

■ **SunGard Data Systems, Inc.** — SunGard is an outsourcer for the financial services industry across several areas, including business continuity solutions (aka, disaster recovery), information technology, management, trading, processing, and accounting. The company facilitates close to 70% of all NASDAQ trades which pass through its investment support systems. After recently meeting with the company, our constructive investment opinion was affirmed and we added the stock to the portfolio. The firm has the desirable characteristics we look for in a business, such as high returns on equity, impressive recurring revenues, and domination in its niche.

Outlook

Historically, mid- and small-cap company stocks have been more sensitive to economic growth because of their domestic focus and their tendency to be focused in one area. These companies also tend to be significantly less diversified than their larger counterparts. As a result, a healthy economic backdrop is often more beneficial for smaller companies.

The Fund continues to be managed in a consistent manner. While the overall price-to-earnings (P/E) multiple of the portfolio is somewhat higher on an absolute basis, this is in line with the market's average as P/Es in general have risen. This is quite normal in a period of low interest rates and when the market is anticipating an earnings recovery. In this environment, we also have an increased tolerance for paying a higher multiple for those companies that have executed through the recent downturn and yet still have strong prospects. As investors become somewhat more optimistic regarding the economic outlook, our growth strategy will continue to focus on fundamental research and stock selection.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Investment Team

New York, March 18, 2002

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on April 20, 1990 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Capital Growth Fund. For comparative purposes, the performance of the Fund's benchmark (the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index'')) is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Capital Growth Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested April 20, 1990 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	Ten Years	Five Years	One Year	Six Months[a]
Class A (commenced April 20, 1990)					
Excluding sales charges	13.62%	12.91%	10.01%	−13.37%	−3.95%
Including sales charges	13.08%	12.28%	8.77%	−18.15%	−9.23%
Class B (commenced May 1, 1996)					
Excluding contingent deferred sales charge	11.12%	n/a	9.19%	−14.01%	−4.23%
Including contingent deferred sales charge	10.95%	n/a	8.78%	−18.31%	−9.02%
Class C (commenced August 15, 1997)					
Excluding contingent deferred sales charge	6.13%	n/a	n/a	−13.99%	−4.29%
Including contingent deferred sales charge	6.13%	n/a	n/a	−14.85%	−5.25%
Institutional Class (commenced August 15, 1997)	7.31%	n/a	n/a	−13.00%	−3.75%
Service Class (commenced August 15, 1997)	6.80%	n/a	n/a	−13.45%	−3.92%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – 97.7%			
Banks – 2.0%			
422,249	Bank of America Corp.	$	27,002,824
198,400	The Bank of New York Co., Inc.		7,467,776
478,800	Wells Fargo & Co.		22,455,720
			56,926,320
Brokers – 0.7%			
205,500	Merrill Lynch & Co., Inc.		9,853,725
177,800	Morgan Stanley Dean Witter & Co.		8,733,536
			18,587,261
Chemicals – 1.3%			
478,629	E.I. du Pont de Nemours & Co.		22,418,982
110,600	Minnesota Mining & Manufacturing Co.		13,043,058
			35,462,040
Computer Hardware – 1.2%			
724,490	Dell Computer Corp.*		17,887,658
1,340,080	EMC Corp.*		14,606,872
			32,494,530
Computer Software – 7.1%			
423,800	International Business Machines Corp.		41,583,256
451,900	Intuit, Inc.*		17,122,491
2,035,800	Microsoft Corp.*		118,768,572
1,336,900	Oracle Corp.*		22,219,278
			199,693,597
Defense/Aerospace – 0.7%			
226,800	Honeywell International, Inc.		8,645,616
134,740	United Technologies Corp.		9,829,283
			18,474,899
Department Store – 3.5%			
1,586,400	Wal-Mart Stores, Inc.		98,372,664
Drugs – 11.9%			
504,500	American Home Products Corp.*		32,060,975
306,500	Amgen, Inc.*		17,770,870
1,196,210	Bristol-Myers Squibb Co.		56,221,870
336,200	Eli Lilly & Co.		25,460,426
862,300	Johnson & Johnson		52,514,070
512,600	Merck & Co., Inc.		31,437,758
2,332,510	Pfizer, Inc.		95,539,610
646,800	Schering-Plough Corp.		22,308,132
			333,313,711
Electrical Utilities – 0.3%			
1,118,712	Mirant Corp.*		9,710,420

Shares	Description		Value
Common Stocks – (continued)			
Energy Resources – 6.3%			
362,462	ChevronTexaco Corp.	$	30,606,291
213,800	Duke Energy Corp.		7,547,140
2,151,112	Exxon Mobil Corp.		88,840,926
823,200	Royal Dutch Petroleum Co. ADR		42,287,784
153,000	Unocal Corp.		5,497,290
			174,779,431
Entertainment – 2.6%			
471,330	Metro-Goldwyn-Mayer, Inc.*		8,106,876
1,400,930	Viacom, Inc. Class B*		65,213,292
			73,320,168
Environmental Services – 0.2%			
216,800	Waste Management, Inc.		5,704,008
Financial Services – 10.4%			
1,360,600	Citigroup, Inc.		61,567,150
850,300	Federal Home Loan Mortgage Corp.		54,198,122
745,600	Federal National Mortgage Association		58,343,200
445,010	First Data Corp.		36,277,215
1,212,280	MBNA Corp.		42,041,871
732,180	State Street Corp.		37,121,526
			289,549,084
Food & Beverage – 4.3%			
1,231,650	PepsiCo, Inc.		62,198,325
643,700	The Coca-Cola Co.		30,504,943
512,460	Wm. Wrigley Jr. Co.		28,718,258
			121,421,526
Forest – 0.8%			
255,500	International Paper Co.		11,178,125
179,800	Weyerhaeuser Co.		11,115,236
			22,293,361
Heavy Electrical – 0.1%			
61,300	Emerson Electric Co.		3,530,267
Home Products – 3.7%			
305,100	Avon Products, Inc.		15,770,619
733,760	Colgate-Palmolive Co.		41,075,885
131,300	Kimberly-Clark Corp.		8,219,380
274,900	The Gillette Co.		9,398,831
338,780	The Procter & Gamble Co.		28,725,156
			103,189,871
Hotel – 3.2%			
1,037,400	Harrah's Entertainment, Inc.*		41,952,456
610,640	Marriott International, Inc.		24,101,961
639,880	Starwood Hotels & Resorts Worldwide, Inc.		23,035,680
			89,090,097

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Industrial Parts – 5.1%		
702,100	Energizer Holdings, Inc.*	$ 15,326,843
2,721,400	General Electric Co.	104,773,900
731,250	Tyco International Ltd.	21,279,375
		141,380,118
Information Services – 1.7%		
225,600	Automatic Data Processing, Inc.	11,891,376
516,830	Sabre Holdings Corp.*	22,745,688
462,750	TMP Worldwide, Inc.*	12,919,980
		47,557,044
Internet – 0.7%		
141,030	CheckFree Corp.*	1,967,369
690,265	VeriSign, Inc.*	16,379,988
		18,347,357
Leisure – 1.3%		
2,066,200	Cendant Corp.*	35,972,542
Life Insurance – 0.6%		
524,900	MetLife, Inc.	16,733,812
Media – 6.6%		
2,344,440	AOL Time Warner, Inc.*	58,142,112
281,919	Cablevision Systems Corp.*	10,120,892
515,350	Cablevision Systems Corp.-Rainbow Media Group*	13,038,355
268,230	Clear Channel Communications, Inc.*	12,504,883
660,620	Comcast Corp.*	22,375,199
669,020	EchoStar Communications Corp.*	17,474,802
1,902,500	Liberty Media Corp. Series A*	24,352,000
612,900	Univision Communications, Inc.*	25,275,996
		183,284,239
Mining – 0.4%		
293,900	Alcoa, Inc.	11,041,823
Motor Vehicle – 0.5%		
488,442	Ford Motor Co.	7,268,017
147,548	General Motors Corp.	7,790,534
		15,058,551
Oil Services – 0.8%		
368,600	Schlumberger Ltd.	21,456,206
Property Insurance – 3.4%		
669,145	AMBAC Financial Group, Inc.	41,520,447
730,731	American International Group, Inc.	54,052,172
		95,572,619

Shares	Description	Value
Common Stocks – (continued)		
Publishing – 1.8%		
80,000	A.H. Belo Corp.	$ 1,756,000
138,900	Gannett Co., Inc.	10,581,402
326,100	The New York Times Co.	14,315,790
621,430	Valassis Communications, Inc.*	23,900,198
		50,553,390
Restaurants – 0.6%		
602,200	McDonald's Corp.	15,717,420
Security/Asset Management – 0.7%		
1,592,100	The Charles Schwab Corp.	20,760,984
Semiconductors – 3.2%		
1,893,000	Intel Corp.	54,045,150
303,100	Intersil Corp.*	8,298,878
639,500	Texas Instruments, Inc.	18,769,325
222,621	Xilinx, Inc.*	7,996,546
		89,109,899
Specialty Retail – 2.5%		
716,850	The Home Depot, Inc.	35,842,500
879,420	Walgreen Co.	35,387,861
		71,230,361
Telecommunications Equipment – 2.4%		
2,460,180	Cisco Systems, Inc.*	35,106,769
993,840	QUALCOMM, Inc.*	33,045,180
		68,151,949
Telephone – 2.4%		
603,198	AT&T Corp.	9,373,697
851,000	SBC Communications, Inc.	32,201,840
233,400	Sprint Corp.	3,288,606
461,618	Verizon Communications, Inc.	21,603,722
		66,467,865
Tobacco – 1.9%		
1,027,490	Philip Morris Companies, Inc.	54,107,623
Wireless – 0.8%		
309,400	American Tower Corp.*	1,497,496
1,649,260	Crown Castle International Corp.*	10,241,905
1,111,000	Sprint Corp. PCS Group*	10,276,750
		22,016,151
TOTAL COMMON STOCKS		
(Cost $2,455,371,302)		$2,730,433,208

Principal Amount	Interest Rate	Maturity Date		Value
Repurchase Agreement – 1.0%				
Joint Repurchase Agreement Account II^				
$50,400,000	1.90%	03/01/2002	$	50,400,000
TOTAL REPURCHASE AGREEMENT				
(Cost $50,400,000)			$	50,400,000
TOTAL INVESTMENTS				
(Cost $2,505,771,302)				$2,780,833,208

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on May 24, 1999 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Strategic Growth Fund. For comparative purposes, the performance of the Fund's benchmark (the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index'')), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Strategic Growth Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested May 24, 1999 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (May 24, 1999)			
Excluding sales charges	−4.84%	−15.89%	−5.50%
Including sales charges	−6.75%	−20.50%	−10.72%
Class B (commenced May 24, 1999)			
Excluding contingent deferred sales charge	−5.51%	−16.49%	−5.81%
Including contingent deferred sales charge	−6.55%	−20.66%	−10.52%
Class C (commenced May 24, 1999)			
Excluding contingent deferred sales charge	−5.47%	−16.47%	−5.80%
Including contingent deferred sales charge	−5.47%	−17.31%	−6.74%
Institutional Class (commenced May 24, 1999)	−4.44%	−15.50%	−5.23%
Service Class (commenced May 24, 1999)	−4.76%	−15.78%	−5.38%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 98.2%		
Computer Hardware – 1.6%		
92,400	Dell Computer Corp.*	$ 2,281,356
109,400	EMC Corp.*	1,192,460
		3,473,816
Computer Software – 8.0%		
36,900	International Business Machines Corp.	3,620,628
57,900	Intuit, Inc.*	2,193,831
169,000	Microsoft Corp.*	9,859,460
120,300	Oracle Corp.*	1,999,386
		17,673,305
Department Store – 3.9%		
138,300	Wal-Mart Stores, Inc.	8,575,983
Drugs – 13.0%		
45,000	American Home Products Corp.*	2,859,750
14,400	Amgen, Inc.*	834,912
133,300	Bristol-Myers Squibb Co.	6,265,100
26,200	Eli Lilly & Co.	1,984,126
68,100	Johnson & Johnson	4,147,290
19,300	Merck & Co., Inc.	1,183,669
224,500	Pfizer, Inc.	9,195,520
65,500	Schering-Plough Corp.	2,259,095
		28,729,462
Electrical Utilities – 0.4%		
90,600	Mirant Corp.*	786,408
Entertainment – 3.6%		
60,400	Metro-Goldwyn-Mayer, Inc.*	1,038,880
150,034	Viacom, Inc. Class B*	6,984,083
		8,022,963
Financial Services – 13.9%		
69,400	Citigroup, Inc.	3,140,350
111,500	Federal Home Loan Mortgage Corp.	7,107,010
89,500	Federal National Mortgage Assoc.	7,003,375
68,400	First Data Corp.	5,575,968
96,200	MBNA Corp.	3,336,216
87,500	State Street Corp.	4,436,250
		30,599,169
Food & Beverage – 5.1%		
96,730	PepsiCo, Inc.	4,884,865
47,600	The Coca-Cola Co.	2,255,764
74,100	Wm. Wrigley Jr. Co.	4,152,564
		11,293,193
Home Products – 3.2%		
23,200	Avon Products, Inc.	1,199,208
41,000	Colgate-Palmolive Co.	2,295,180
28,200	The Gillette Co.	964,158
29,400	The Procter & Gamble Co.	2,492,826
		6,951,372

Shares	Description	Value
Common Stocks – (continued)		
Hotel – 3.2%		
77,200	Harrah's Entertainment, Inc.*	$ 3,121,968
40,100	Marriott International, Inc.	1,582,747
64,600	Starwood Hotels & Resorts Worldwide, Inc. Class B	2,325,600
		7,030,315
Industrial Parts – 4.7%		
67,466	Energizer Holdings, Inc.*	1,472,783
186,100	General Electric Co.	7,164,850
59,500	Tyco International Ltd.	1,731,450
		10,369,083
Information Services – 2.5%		
85,400	Sabre Holdings Corp.*	3,758,454
60,700	TMP Worldwide, Inc.*	1,694,744
		5,453,198
Internet – 1.3%		
25,600	CheckFree Corp.*	357,120
109,037	VeriSign, Inc.*	2,587,448
		2,944,568
Leisure – 1.9%		
234,200	Cendant Corp.*	4,077,422
Media – 9.0%		
264,200	AOL Time Warner, Inc.*	6,552,160
27,720	Clear Channel Communications, Inc.*	1,292,306
64,800	Comcast Corp.*	2,194,776
86,500	EchoStar Communications Corp.*	2,259,380
384,000	Liberty Media Corp.*	4,915,200
64,600	Univision Communications, Inc.*	2,664,104
		19,877,926
Oil Services – 0.6%		
23,200	Schlumberger Ltd.	1,350,472
Property Insurance – 4.3%		
99,100	AMBAC Financial Group, Inc.	6,149,155
45,900	American International Group, Inc.	3,395,223
		9,544,378
Publishing – 2.1%		
15,700	Gannett Co., Inc.	1,196,026
29,200	The New York Times Co.	1,281,880
54,610	Valassis Communications, Inc.*	2,100,301
		4,578,207
Restaurants – 0.5%		
41,300	McDonald's Corp.	1,077,930
Security/Asset Management – 2.0%		
334,400	The Charles Schwab Corp.	4,360,576

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Semiconductors – 3.6%		
173,600	Intel Corp.	$ 4,956,280
32,800	Intersil Corp.*	898,064
73,870	Texas Instruments, Inc.	2,168,084
		8,022,428
Specialty Retail – 4.1%		
92,250	The Home Depot, Inc.	4,612,500
108,900	Walgreen Co.	4,382,136
		8,994,636
Telecommunications Equipment – 3.2%		
204,000	Cisco Systems, Inc.*	2,911,080
121,000	QUALCOMM, Inc.*	4,023,250
		6,934,330
Tobacco – 1.2%		
50,800	Philip Morris Companies, Inc.	2,675,128
Wireless – 1.3%		
69,000	American Tower Corp.*	333,960
231,600	Crown Castle International Corp.*	1,438,236
120,200	Sprint Corp. PCS Group*	1,111,850
		2,884,046
TOTAL COMMON STOCKS		
(Cost $234,548,105)		$216,280,314

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 1.8%			
Joint Repurchase Agreement Account II^			
$3,900,000	1.90%	03/01/2002	$ 3,900,000
TOTAL REPURCHASE AGREEMENT			
(Cost $3,900,000)			$ 3,900,000
TOTAL INVESTMENTS			
(Cost $238,448,105)			$220,180,314

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on May 24, 1999 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Growth Opportunities Fund. For comparative purposes, the performance of the Fund's benchmark, (the Standard and Poor's Midcap 400 Index (with dividends reinvested) (''S&P Midcap 400 Index'')), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional, and Service Shares will vary from Class A Shares due to differences in fees and loads.

Growth Opportunities Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested May 24, 1999 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced May 24, 1999)			
Excluding sales charges	25.60%	−2.71%	−0.99%
Including sales charges	23.07%	−8.05%	−6.42%
Class B (commenced May 24, 1999)			
Excluding contingent deferred sales charge	24.97%	−3.44%	−1.34%
Including contingent deferred sales charge	24.20%	−8.27%	−6.27%
Class C (commenced May 24, 1999)			
Excluding contingent deferred sales charge	24.68%	−3.46%	−1.35%
Including contingent deferred sales charge	24.68%	−4.43%	−2.33%
Institutional Class (commenced May 24, 1999)	26.10%	−2.32%	−0.77%
Service Class (commenced May 24, 1999)	25.44%	−2.77%	−1.00%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 95.6%		
Apparel – 0.8%		
124,800	Coach, Inc.*	$ 6,222,528
Banks – 1.6%		
426,901	Charter One Financial, Inc.	13,003,404
Chemical – 1.1%		
221,900	Cambrex Corp.	9,184,441
Clothing – 1.4%		
155,150	Chicos FAS, Inc.*	5,250,276
152,800	The TJX Cos., Inc.	5,801,816
		11,052,092
Computer Hardware – 2.2%		
229,500	Pitney Bowes, Inc.	9,574,740
969,682	Symbol Technologies, Inc.	8,368,356
		17,943,096
Computer Software – 6.9%		
147,500	Caminus Corp.*	2,876,250
442,076	Intuit, Inc.*	16,750,260
270,912	Sabre Holdings Corp.*	11,922,837
410,704	Symantec Corp.*	14,809,986
681,852	Witness Systems, Inc.*	8,877,713
		55,237,046
Construction – 1.0%		
189,800	Martin Marietta Materials	7,924,150
Consumer Durables – 4.1%		
94,664	Ethan Allen Interiors, Inc.	3,836,732
310,893	Harman International Industries, Inc.	14,549,792
287,000	The Stanley Works	14,473,410
		32,859,934
Drugs – 6.5%		
123,785	Andrx Group*	4,140,608
315,994	Biovail Corp.*	15,009,715
145,400	Genzyme Corp.*	6,452,852
124,800	IDEC Pharmaceuticals Corp.*	7,839,936
292,683	IVAX Corp.*	4,975,611
266,900	Millipore Corp.	13,932,180
		52,350,902
Electrical Equipment – 1.3%		
245,915	Amphenol Corp.*	10,372,695
Electrical Utilities – 1.7%		
225,300	Dynegy, Inc.	5,760,921
917,500	Mirant Corp.*	7,963,900
		13,724,821
Electronic Manufacturing Services – 1.0%		
409,900	Jabil Circuit, Inc.*	7,644,635

Shares	Description	Value
Common Stocks – (continued)		
Energy Resources – 2.9%		
192,150	Apache Corp.	$ 10,135,913
123,927	Devon Energy Corp.	5,413,131
298,678	Pogo Producing Co.	8,064,306
		23,613,350
Entertainment – 3.6%		
293,520	LodgeNet Entertainment Corp.*	4,402,800
659,300	Mattel, Inc.	12,493,735
681,000	Metro-Goldwyn-Mayer, Inc.*	11,713,200
		28,609,735
Financial Services – 1.4%		
436,100	National Commerce Financial Corp.	11,491,235
Heavy Electrical – 1.1%		
326,850	Molex, Inc.	8,586,350
Hotel – 2.7%		
365,200	Harrah's Entertainment, Inc.*	14,768,688
193,300	Starwood Hotels & Resorts Worldwide, Inc. Class B	6,958,800
		21,727,488
Industrial Parts – 4.7%		
179,300	American Standard Cos., Inc.*	11,708,290
442,962	Energizer Holdings, Inc.*	9,669,860
250,800	Grainger W.W., Inc.	14,864,916
180,641	Mykrolis Corp.*	1,914,799
		38,157,865
Industrial Services – 4.5%		
177,500	ARAMARK Corp.*	4,544,000
442,600	Edison Schools, Inc.*	5,395,294
289,707	ITT Educational Services, Inc.*	12,761,593
364,064	Pittston Brink's Group	8,457,207
147,900	Robert Half International, Inc.*	3,846,879
42,848	Weight Watchers International, Inc.*	1,544,670
		36,549,643
Information Services – 5.9%		
265,600	Affiliated Computer Services, Inc.*	12,990,496
179,085	BARRA, Inc.*	9,706,407
463,134	SunGard Data Systems, Inc.*	14,296,947
376,250	TMP Worldwide, Inc.*	10,504,900
		47,498,750
Internet – 2.7%		
644,430	CheckFree Corp.*	8,989,799
533,469	VeriSign, Inc.*	12,659,219
		21,649,018
Leisure – 1.7%		
763,500	Cendant Corp.*	13,292,535

Shares	Description	Value
Common Stocks – (continued)		
Life Insurance – 1.0%		
440,707	Phoenix Cos., Inc.*	$ 7,888,655
Media – 10.5%		
645,100	Cablevision Systems Corp. – Rainbow Media Group*	16,321,030
385,021	EchoStar Communications Corp.*	10,056,749
86,722	Entercom Communications Corp.*	4,444,503
748,725	Entravision Communications Corp.*	11,455,492
618,721	Insight Communications, Inc.*	12,993,141
758,189	Mediacom Communications Corp.*	11,858,076
245,300	Univision Communications, Inc.*	10,116,172
210,430	Westwood One, Inc.*	7,527,081
		84,772,244
Medical Products – 1.7%		
562,300	Apogent Technologies, Inc.*	13,500,823
Medical Providers – 1.1%		
1,015,150	Hooper Holmes, Inc.	9,126,198
Oil Services – 2.3%		
163,200	Nabors Industries, Inc.*	5,788,704
266,800	Weatherford International*	12,299,480
		18,088,184
Property Insurance – 2.2%		
281,800	AMBAC Financial Group, Inc.	17,485,690
Security/Asset Management – 3.1%		
435,600	Allied Capital Corp.	11,883,168
251,900	Legg Mason, Inc.	13,204,598
		25,087,766
Semiconductors – 5.6%		
661,087	Integrated Circuit Systems, Inc.*	12,236,720
480,352	Intersil Corp.*	13,152,038
92,100	KLA-Tencor Corp.*	5,333,511
191,700	Microchip Technology, Inc.*	6,552,306
80,200	Novellus Systems, Inc.*	3,415,718
300,750	PMC-Sierra, Inc.*	4,393,958
		45,084,251

Shares	Description	Value
Common Stocks – (continued)		
Specialty Retail – 1.8%		
182,637	99 Cents Only Stores*	$ 6,227,922
117,600	Bed Bath & Beyond, Inc.*	3,927,840
96,352	Williams-Sonoma, Inc.*	4,369,563
		14,525,325
Tobacco – 2.0%		
469,234	UST, Inc.	16,357,497
Wireless – 3.5%		
936,500	American Tower Corp.*	4,532,660
1,194,700	Crown Castle International Corp.*	7,419,087
325,200	Sprint Corp. (PCS Group)*	3,008,100
1,428,887	Triton PCS Holdings, Inc.*	12,802,828
		27,762,675
TOTAL COMMON STOCKS (Cost $740,292,155)		$768,375,021

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 5.0%			
Joint Repurchase Agreement Account II^			
$40,400,000	1.90%	03/01/2002	$ 40,400,000
TOTAL REPURCHASE AGREEMENT (Cost $40,400,000)			$ 40,400,000
TOTAL INVESTMENTS (Cost $780,692,155)			$808,775,021

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Statements of Assets and Liabilities

February 28, 2002 (Unaudited)

	Capital Growth Fund	Strategic Growth Fund	Growth Opportunities Fund
Assets:			
Investment in securities, at value (identified cost $2,505,771,302, $238,448,105,			
and $780,692,155, respectively)	$2,780,833,208	$220,180,314	$808,775,021
Cash	35,312	98,182	10,006
Receivables:			
Investment securities sold	10,765,679	495,989	5,849,950
Fund shares sold	8,111,962	521,848	3,963,909
Dividends and interest	3,406,641	135,346	262,499
Reimbursement from investment adviser	46,312	24,978	—
Other assets	62,970	12,926	6,708
Total assets	2,803,262,084	221,469,583	818,868,093
Liabilities:			
Payables:			
Investment securities purchased	—	—	11,497,016
Fund shares repurchased	4,671,996	895,876	2,512,147
Amounts owed to affiliates	3,214,253	235,356	897,846
Accrued expenses and other liabilities	139,407	89,608	101,846
Total liabilities	8,025,656	1,220,840	15,008,855
Net Assets:			
Paid-in capital	2,817,266,436	269,223,932	807,657,057
Accumulated net investment loss	(4,845,477)	(567,540)	(3,006,297)
Accumulated net realized loss on investment transactions	(292,246,437)	(30,139,858)	(28,874,388)
Net unrealized gain (loss) on investments	275,061,906	(18,267,791)	28,082,866
NET ASSETS	$2,795,236,428	$220,248,743	$803,859,238
Net asset value, offering and redemption price per share:[a]			
Class A	$18.95	$8.71	$17.93
Class B	$18.07	$8.54	$17.68
Class C	$18.04	$8.55	$17.56
Institutional	$19.24	$8.81	$18.12
Service	$18.83	$8.73	$17.86
Shares outstanding:			
Class A	100,753,875	15,053,160	28,755,945
Class B	18,059,262	1,617,259	4,913,087
Class C	7,260,783	844,983	3,279,301
Institutional	21,792,154	7,720,683	7,922,629
Service	471,620	150	20,648
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	148,337,694	25,236,235	44,891,610

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the Capital Growth, Strategic Growth and Growth Opportunities Funds is $20.05, $9.22 and $18.97, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Six Months Ended February 28, 2002 (Unaudited)

	Capital Growth Fund	Strategic Growth Fund	Growth Opportunities Fund
Investment income:			
Dividends[a]	$ 15,573,213	$ 761,306	$ 2,061,182
Interest	729,541	46,144	339,097
Total income	16,302,754	807,450	2,400,279
Expenses:			
Management fees	14,066,864	978,221	3,457,029
Distribution and Service fees[b]	4,660,532	249,617	1,182,797
Transfer Agent fees[b]	2,342,497	143,235	564,371
Custodian fees	152,513	46,533	73,860
Registration fees	77,068	29,530	38,478
Professional fees	20,922	18,800	18,800
Service share fees	22,071	4	691
Trustee fees	4,769	4,769	4,769
Other	81,140	66,676	67,335
Total expenses	21,428,376	1,537,385	5,408,130
Less — expense reductions	(280,145)	(162,395)	(1,554)
Net expenses	21,148,231	1,374,990	5,406,576
NET INVESTMENT LOSS	(4,845,477)	(567,540)	(3,006,297)
Realized and unrealized gain (loss) on investment transactions:			
Net realized loss from:			
Investment transactions	(180,244,018)	(16,832,883)	(22,671,405)
Net change in unrealized gain (loss) on:			
Investments	68,805,026	4,695,410	13,045,907
Net realized and unrealized loss on investment transactions	(111,438,992)	(12,137,473)	(9,625,498)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(116,284,469)	$(12,705,013)	$(12,631,795)

(a) Foreign taxes withheld on dividends were $379 for the Capital Growth Fund.
(b) Class specific distribution, service and transfer agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Capital Growth Fund	$2,401,651	$1,634,368	$624,513	$1,825,315	$310,410	$118,717	$ 86,289	$1,766
Strategic Growth Fund	148,143	69,050	32,424	112,588	13,119	6,161	11,367	—
Growth Opportunities Fund	552,600	382,221	247,976	419,976	72,622	47,116	24,602	55

Statements of Changes in Net Assets

For the Six Months Ended February 28, 2002 (Unaudited)

	Capital Growth Fund	Strategic Growth Fund	Growth Opportunities Fund
From operations:			
Net investment loss	$ (4,845,477)	$ (567,540)	$ (3,006,297)
Net realized loss from investment transactions	(180,244,018)	(16,832,883)	(22,671,405)
Net change in unrealized gain (loss) on investments	68,805,026	4,695,410	13,045,907
Net decrease in net assets resulting from operations	(116,284,469)	(12,705,013)	(12,631,795)
Distributions to shareholders:			
From net realized gain on investment transactions			
Class A Shares	(3,115,840)	(48,427)	—
Class B Shares	(560,674)	(5,574)	—
Class C Shares	(211,764)	(2,633)	—
Institutional Shares	(712,512)	(20,661)	—
Service Shares	(14,575)	—	—
Total distributions to shareholders	(4,615,365)	(77,295)	—
From share transactions:			
Proceeds from sales of shares	366,159,729	122,188,588	286,695,118
Reinvestment of dividends and distributions	4,036,618	58,475	—
Cost of shares repurchased	(375,005,283)	(64,278,006)	(149,113,450)
Net increase (decrease) in net assets resulting from share transactions	(4,808,936)	57,969,057	137,581,668
TOTAL INCREASE (DECREASE)	(125,708,770)	45,186,749	124,949,873
Net assets:			
Beginning of period	2,920,945,198	175,061,994	678,909,365
End of period	$2,795,236,428	$220,248,743	$ 803,859,238
Accumulated net investment loss	$ (4,845,477)	$ (567,540)	$ (3,006,297)

Statements of Changes in Net Assets

For the Year Ended August 31, 2001

	Capital Growth Fund	Strategic Growth Fund	Growth Opportunities Fund
From operations:			
Net investment loss	$ (10,481,882)	$ (921,946)	$ (4,050,153)
Net realized loss from investment and futures transactions	(104,741,888)	(12,577,006)	(1,118,504)
Net change in unrealized loss on investments and futures	(927,524,013)	(37,853,488)	(25,559,628)
Net decrease in net assets resulting from operations	(1,042,747,783)	(51,352,440)	(30,728,285)
Distributions to shareholders:			
From net realized gain on investment transactions			
Class A Shares	(180,185,022)	(20,740)	(7,186,983)
Class B Shares	(30,938,756)	(3,104)	(1,544,651)
Class C Shares	(10,200,064)	(1,309)	(988,519)
Institutional Shares	(33,317,308)	(5,227)	(2,059,314)
Service Shares	(888,084)	(1)	(6,292)
Total distributions to shareholders	(255,529,234)	(30,381)	(11,785,759)
From share transactions:			
Proceeds from sales of shares	791,587,559	155,371,050	512,013,471
Reinvestment of dividends and distributions	231,872,695	26,412	11,072,443
Cost of shares repurchased	(647,167,852)	(68,571,955)	(108,672,612)
Net increase in net assets resulting from share transactions	376,292,402	86,825,507	414,413,302
TOTAL INCREASE (DECREASE)	(921,984,615)	35,442,686	371,899,258
Net assets:			
Beginning of year	3,842,929,813	139,619,308	307,010,107
End of year	$ 2,920,945,198	$175,061,994	$ 678,909,365

Notes to Financial Statements

February 28, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Capital Growth Fund, Goldman Sachs Strategic Growth Fund and Goldman Sachs Growth Opportunities Fund (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Board of Trustees of the Trust.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned.

   Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of their investment company taxable income and capital gains to their shareholders. Accordingly, no federal tax provisions are required. Income and capital gain distributions, if any, are declared and paid annually.

   The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Funds' distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

   At February 28, 2002, the aggregate cost of portfolio securities, gross unrealized gain on investments and gross unrealized loss on investments for federal income tax purposes are as follows:

Fund	Tax Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain (Loss)
Capital Growth	$2,506,974,047	$640,609,963	$(366,750,802)	$273,859,161
Strategic Growth	242,658,522	15,536,678	(38,014,886)	(22,478,208)
Growth Opportunities	786,291,549	101,750,295	(79,266,823)	22,483,472

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Shareholders of Service Shares bear all expenses and fees paid to service organizations. Each class of shares separately bears its respective class-specific Transfer Agency fees.

E. Foreign Currency Translations — The books and records of each Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians.

3. AGREEMENTS

Pursuant to the Investment Management Agreements (the ''Agreements''), Goldman Sachs Funds Management, L.P. (''GSFM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Capital Growth Fund. Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman Sachs, serves as the investment adviser for the Strategic Growth and Growth Opportunities Funds. Under the Agreements, the respective adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the respective adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of each Fund.

Each adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Capital Growth, Strategic Growth, and Growth Opportunities Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, .00%, .00%, and .11% of the average daily net assets of the Funds, respectively.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

3. AGREEMENTS (continued)

The Trust, on behalf of the Funds, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from the Funds for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Funds pursuant to Distribution Agreements. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised the Funds that it retained approximately $334,000, $172,000 and $893,000 during the six months ended February 28, 2002, for the Capital Growth, Strategic Growth, and Growth Opportunities Funds, respectively.

Goldman Sachs also serves as the Transfer Agent of the Funds for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively (on an annualized basis), of the average daily net asset value of the Service Shares.

For the six months ended February 28, 2002, the Funds' advisers have voluntarily agreed to reimburse certain expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Reimbursement	Custody Credit	Total Expense Reductions
Capital Growth	$279	$1	$280
Strategic Growth	161	1	162
Growth Opportunities	—	2	2

At February 28, 2002, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Capital Growth	$2,141	$715	$358	$3,214
Strategic Growth	170	41	24	235
Growth Opportunities	596	204	98	898

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the six months ended February 28, 2002, were as follows:

Fund	Purchases	Sales and Maturities
Capital Growth	$148,894,774	$166,985,449
Strategic Growth	91,863,115	35,913,743
Growth Opportunities	320,917,554	195,980,077

For the six months ended February 28, 2002, Goldman Sachs earned approximately $8,000 and $76,000 of brokerage commissions from portfolio transactions executed on behalf of the Capital Growth and Growth Opportunities Funds, respectively.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker or the Funds' custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, depending on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss.

At February 28, 2002, the Funds had no open futures contracts.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Option Accounting Principles — When the Funds write call or put options, an amount equal to the premium received is recorded as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Funds enter into a closing purchase transaction, the Funds realize a gain or loss without regard to any unrealized gain or loss on the underlying security and the liability related to such option is extinguished. When a written call option is exercised, the Funds realize a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Funds purchase upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a protective put option by the Funds, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Funds have purchased expires on the stipulated expiration date, the Funds will realize a loss in the amount of the cost of the option. If the Funds enter into a closing sale transaction, the Funds will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option. If the Funds exercise a purchased put option, the Funds will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Funds exercise a purchased call option, the cost of the security which the Funds purchase upon exercise will be increased by the premium originally paid. At February 28, 2002, the Funds had no open written option contracts.

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the six months ended February 28, 2002, the Funds did not have any borrowings under this facility.

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSFM, GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 28, 2002, the Capital Growth, Strategic Growth and Growth Opportunities Funds had an undivided interest in the repurchase agreements in the joint account which equaled $50,400,000, $3,900,000 and $40,400,000, respectively, in principal amount. At February 28, 2002, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Bank of America	$ 500,000,000	1.90%	03/01/2002	$ 500,000,000	$ 500,026,389
Barclays Capital	500,000,000	1.91	03/01/2002	500,000,000	500,026,528
Deutsche Bank Securities, Inc.	2,000,000,000	1.90	03/01/2002	2,000,000,000	2,000,105,556
Greenwich Capital	800,000,000	1.91	03/01/2002	800,000,000	800,042,444
J.P. Morgan Chase & Co.	2,500,000,000	1.90	03/01/2002	2,500,000,000	2,500,131,944
Morgan Stanley	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
Salomon Smith Barney Holdings, Inc.	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
SG Cowen Securities Corp.	300,000,000	1.91	03/01/2002	300,000,000	300,015,917
UBS Warburg LLC	1,500,400,000	1.90	03/01/2002	1,500,400,000	1,500,479,188
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II				$11,100,400,000	$11,100,986,300

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

7. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended February 28, 2002 is as follows:

	Capital Growth Fund		Strategic Growth Fund		Growth Opportunities Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	12,798,894	$ 245,556,666	8,276,004	$ 75,344,846	10,921,795	$ 195,616,413
Reinvestments of dividends and distributions	142,909	2,818,157	3,506	32,433	—	—
Shares repurchased	(13,484,020)	(256,726,598)	(5,086,890)	(45,439,107)	(5,858,046)	(100,813,552)
	(542,217)	(8,351,775)	3,192,620	29,938,172	5,063,749	94,802,861
Class B Shares						
Shares sold	1,733,460	31,831,757	256,920	2,281,816	1,209,691	21,409,326
Reinvestments of dividends and distributions	26,438	497,763	526	4,773	—	—
Shares repurchased	(1,615,825)	(29,291,829)	(210,494)	(1,840,165)	(413,502)	(7,058,326)
	144,073	3,037,691	46,952	446,424	796,189	14,351,000
Class C Shares						
Shares sold	1,324,472	24,318,229	371,469	3,278,003	1,000,133	17,655,565
Reinvestments of dividends and distributions	9,468	178,096	244	2,220	—	—
Shares repurchased	(845,692)	(15,379,865)	(145,132)	(1,244,671)	(403,067)	(6,775,942)
	488,248	9,116,460	226,581	2,035,552	597,066	10,879,623
Institutional Shares						
Shares sold	3,274,402	63,231,389	4,541,294	41,283,923	2,849,564	51,852,314
Reinvestments of dividends and distributions	26,438	529,013	2,040	19,049	—	—
Shares repurchased	(3,700,784)	(72,653,070)	(1,757,418)	(15,754,063)	(1,944,909)	(34,444,941)
	(399,944)	(8,892,668)	2,785,916	25,548,909	904,655	17,407,373
Service Shares						
Shares sold	64,423	1,221,688	—	—	8,843	161,500
Reinvestments of dividends and distributions	693	13,589	—	—	—	—
Shares repurchased	(50,845)	(953,921)	—	—	(1,084)	(20,689)
	14,271	281,356	—	—	7,759	140,811
NET INCREASE (DECREASE)	(295,569)	$ (4,808,936)	6,252,069	$ 57,969,057	7,369,418	$ 137,581,668

7. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2001 is as follows:

	Capital Growth Fund		Strategic Growth Fund		Growth Opportunities Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	21,017,456	$ 486,151,957	9,728,783	$106,792,769	16,975,678	$319,890,127
Reinvestments of dividends and distributions	6,698,398	164,577,678	1,499	17,362	379,445	7,019,729
Shares repurchased	(20,945,533)	(475,727,022)	(5,238,421)	(56,795,315)	(3,314,690)	(61,902,137)
	6,770,321	175,002,613	4,491,861	50,014,816	14,040,433	265,007,719
Class B Shares						
Shares sold	3,382,523	75,201,556	473,015	5,143,230	2,494,265	46,820,227
Reinvestments of dividends and distributions	1,178,230	27,853,359	233	2,668	74,282	1,366,995
Shares repurchased	(2,782,777)	(61,003,625)	(285,423)	(2,983,737)	(614,596)	(11,291,259)
	1,777,976	42,051,290	187,825	2,162,161	1,953,951	36,895,963
Class C Shares						
Shares sold	2,494,827	55,565,310	205,252	2,240,792	1,724,838	32,147,122
Reinvestments of dividends and distributions	368,629	8,699,646	101	1,155	42,193	770,862
Shares repurchased	(1,212,829)	(26,556,822)	(173,636)	(1,817,626)	(473,914)	(8,697,980)
	1,650,627	37,708,134	31,717	424,321	1,293,117	24,220,004
Institutional Shares						
Shares sold	7,327,294	171,706,870	3,766,876	41,194,259	5,838,777	112,905,995
Reinvestments of dividends and distributions	1,207,137	29,973,200	449	5,227	102,889	1,914,767
Shares repurchased	(3,401,963)	(79,817,991)	(654,021)	(6,975,277)	(1,472,017)	(26,768,286)
	5,132,468	121,862,079	3,113,304	34,224,209	4,469,649	88,052,476
Service Shares						
Shares sold	123,369	2,961,866	—	—	13,429	250,000
Reinvestments of dividends and distributions	31,457	768,812	—	—	5	90
Shares repurchased	(171,921)	(4,062,392)	—	—	(698)	(12,950)
	(17,095)	(331,714)	—	—	12,736	237,140
NET INCREASE	15,314,297	$ 376,292,402	7,824,707	$ 86,825,507	21,769,886	$414,413,302

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total income (loss) from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2002 - Class A Shares	$19.76	$(0.03)[c]	$(0.75)	$(0.78)	$ —	$ —	$(0.03)	$(0.03)
2002 - Class B Shares	18.90	(0.09)[c]	(0.71)	(0.80)	—	—	(0.03)	(0.03)
2002 - Class C Shares	18.88	(0.09)[c]	(0.72)	(0.81)	—	—	(0.03)	(0.03)
2002 - Institutional Shares	20.02	0.01[c]	(0.76)	(0.75)	—	—	(0.03)	(0.03)
2002 - Service Shares	19.63	(0.04)[c]	(0.73)	(0.77)	—	—	(0.03)	(0.03)
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	28.95	(0.06)[c]	(7.23)	(7.29)	—	—	(1.90)	(1.90)
2001 - Class B Shares	27.99	(0.23)[c]	(6.96)	(7.19)	—	—	(1.90)	(1.90)
2001 - Class C Shares	27.94	(0.22)[c]	(6.94)	(7.16)	—	—	(1.90)	(1.90)
2001 - Institutional Shares	29.19	0.03[c]	(7.30)	(7.27)	—	—	(1.90)	(1.90)
2001 - Service Shares	28.81	(0.08)[c]	(7.20)	(7.28)	—	—	(1.90)	(1.90)
2000 - Class A Shares	24.96	(0.11)[c]	6.29	6.18	—	—	(2.19)	(2.19)
2000 - Class B Shares	24.37	(0.30)[c]	6.11	5.81	—	—	(2.19)	(2.19)
2000 - Class C Shares	24.33	(0.30)[c]	6.10	5.80	—	—	(2.19)	(2.19)
2000 - Institutional Shares	25.06	—[c]	6.32	6.32	—	—	(2.19)	(2.19)
2000 - Service Shares	24.88	(0.13)[c]	6.25	6.12	—	—	(2.19)	(2.19)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	24.03	(0.08)	1.01	0.93	—	—	—	—
1999 - Class B Shares	23.57	(0.17)	0.97	0.80	—	—	—	—
1999 - Class C Shares	23.52	(0.16)	0.97	0.81	—	—	—	—
1999 - Institutional Shares	24.07	(0.02)	1.01	0.99	—	—	—	—
1999 - Service Shares	23.96	(0.08)	1.00	0.92	—	—	—	—
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	18.48	(0.03)	6.35	6.32	—	—	(0.77)	(0.77)
1999 - Class B Shares	18.27	(0.12)	6.19	6.07	—	—	(0.77)	(0.77)
1999 - Class C Shares	18.24	(0.10)	6.15	6.05	—	—	(0.77)	(0.77)
1999 - Institutional Shares	18.45	0.01	6.38	6.39	—	—	(0.77)	(0.77)
1999 - Service Shares	18.46	(0.04)	6.31	6.27	—	—	(0.77)	(0.77)
1998 - Class A Shares	16.73	0.02	4.78	4.80	(0.01)	(0.01)	(3.03)	(3.05)
1998 - Class B Shares	16.67	0.02	4.61	4.63	—	—	(3.03)	(3.03)
1998 - Class C Shares (commenced August 15, 1997)	19.73	(0.02)	1.60	1.58	—	(0.04)	(3.03)	(3.07)
1998 - Institutional Shares (commenced August 15, 1997)	19.88	0.02	1.66	1.68	(0.01)	(0.07)	(3.03)	(3.11)
1998 - Service Shares (commenced August 15, 1997)	19.88	(0.01)	1.66	1.65	—	(0.04)	(3.03)	(3.07)
1997 - Class A Shares	14.91	0.10	3.56	3.66	(0.10)	(0.02)	(1.72)	(1.84)
1997 - Class B Shares (commenced May 1, 1996)	15.67	0.01	2.81	2.82	(0.01)	(0.09)	(1.72)	(1.82)

(a) Assumes investment at the NAV at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the NAV at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets, at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$18.95	(3.95)%	$1,909,715	1.44%[b]	(0.29)%[b]	1.46%[b]	(0.31)%[b]	5%
18.07	(4.23)	326,305	2.19[b]	(1.04)[b]	2.21[b]	(1.06)[b]	5
18.04	(4.29)	131,006	2.19[b]	(1.03)[b]	2.21[b]	(1.05)[b]	5
19.24	(3.75)	419,331	1.04[b]	0.11[b]	1.06[b]	0.09[b]	5
18.83	(3.92)	8,879	1.54[b]	(0.39)[b]	1.56[b]	(0.41)[b]	5
19.76	(26.48)	2,001,259	1.44	(0.25)	1.46	(0.27)	18
18.90	(27.06)	338,673	2.19	(1.00)	2.21	(1.02)	18
18.88	(27.00)	127,839	2.19	(1.00)	2.21	(1.02)	18
20.02	(26.18)	444,195	1.04	0.15	1.06	0.13	18
19.63	(26.58)	8,979	1.54	(0.35)	1.56	(0.37)	18
28.95	25.70	2,736,484	1.45	(0.41)	1.47	(0.44)	34
27.99	24.75	451,666	2.20	(1.16)	2.22	(1.19)	34
27.94	24.75	143,126	2.20	(1.16)	2.22	(1.19)	34
29.19	26.18	497,986	1.05	—	1.07	(0.03)	34
28.81	25.53	13,668	1.55	(0.49)	1.57	(0.52)	34
24.96	3.87	1,971,097	1.44[b]	(0.53)[b]	1.47[b]	(0.56)[b]	18
24.37	3.39	329,870	2.19[b]	(1.29)[b]	2.22[b]	(1.32)[b]	18
24.33	3.44	87,284	2.19[b]	(1.29)[b]	2.22[b]	(1.32)[b]	18
25.06	4.11	255,210	1.04[b]	(0.20)[b]	1.07[b]	(0.23)[b]	18
24.88	3.84	6,466	1.54[b]	(0.65)[b]	1.57[b]	(0.68)[b]	18
24.03	34.58	1,992,716	1.42	(0.18)	1.58	(0.34)	30
23.57	33.60	236,369	2.19	(0.98)	2.21	(1.00)	30
23.52	33.55	60,234	2.19	(1.00)	2.21	(1.02)	30
24.07	35.02	41,817	1.07	0.11	1.09	0.09	30
23.96	34.34	3,085	1.57	(0.37)	1.59	(0.39)	30
18.48	29.71	1,256,595	1.40	0.08	1.65	(0.17)	62
18.27	28.73	40,827	2.18	(0.77)	2.18	(0.77)	62
18.24	8.83	5,395	2.21[b]	(0.86)[b]	2.21[b]	(0.86)[b]	62
18.45	9.31	7,262	1.16[b]	0.18[b]	1.16[b]	0.18[b]	62
18.46	9.18	2	1.50[b]	(0.16)[b]	1.50[b]	(0.16)[b]	62
16.73	25.97	920,646	1.40	0.62	1.65	0.37	53
16.67	19.39	3,221	2.15[b]	(0.39)[b]	2.15[b]	(0.39)[b]	53

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to Shareholders
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total income (loss) from investment operations	From net realized gains
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)					
2002 - Class A Shares	$ 9.22	$(0.03)[c]	$(0.48)	$(0.51)	$ —[d]
2002 - Class B Shares	9.07	(0.06)[c]	(0.47)	(0.53)	—[d]
2002 - Class C Shares	9.08	(0.06)[c]	(0.47)	(0.53)	—[d]
2002 - Institutional Shares	9.30	(0.01)[c]	(0.48)	(0.49)	—[d]
2002 - Service Shares	9.23	(0.03)[c]	(0.47)	(0.50)	—[d]
FOR THE YEARS ENDED AUGUST 31,					
2001 - Class A Shares	12.52	(0.06)[c]	(3.24)	(3.30)	—[d]
2001 - Class B Shares	12.40	(0.13)[c]	(3.20)	(3.33)	—[d]
2001 - Class C Shares	12.42	(0.13)[c]	(3.21)	(3.34)	—[d]
2001 - Institutional Shares	12.58	(0.02)[c]	(3.26)	(3.28)	—[d]
2001 - Service Shares	12.52	(0.04)[c]	(3.25)	(3.29)	—[d]
2000 - Class A Shares	10.06	(0.06)[c]	2.52	2.46	—
2000 - Class B Shares	10.04	(0.14)[c]	2.50	2.36	—
2000 - Class C Shares	10.05	(0.14)[c]	2.51	2.37	—
2000 - Institutional Shares	10.07	(0.01)[c]	2.52	2.51	—
2000 - Service Shares	10.06	(0.04)[c]	2.50	2.46	—
FOR THE PERIOD ENDED AUGUST 31,					
1999 - Class A Shares (commenced May 24)	10.00	—	0.06	0.06	—
1999 - Class B Shares (commenced May 24)	10.00	(0.03)[c]	0.07	0.04	—
1999 - Class C Shares (commenced May 24)	10.00	(0.03)[c]	0.08	0.05	—
1999 - Institutional Shares (commenced May 24)	10.00	0.01	0.06	0.07	—
1999 - Service Shares (commenced May 24)	10.00	(0.01)	0.07	0.06	—

(a) Assumes investment at the NAV at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the NAV at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $0.005 per share.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	
$ 8.71	(5.50)%	$131,179	1.44%[b]	(0.62)%[b]	1.61%[b]	(0.79)%[b]	19%
8.54	(5.81)	13,810	2.19[b]	(1.36)[b]	2.36[b]	(1.53)[b]	19
8.55	(5.80)	7,227	2.19[b]	(1.37)[b]	2.36[b]	(1.54)[b]	19
8.81	(5.23)	68,032	1.04[b]	(0.22)[b]	1.21[b]	(0.39)[b]	19
8.73	(5.38)	1	1.54[b]	(0.57)[b]	1.71[b]	(0.74)[b]	19
9.22	(26.35)	109,315	1.44	(0.52)	1.67	(0.75)	25
9.07	(26.84)	14,235	2.19	(1.27)	2.42	(1.50)	25
9.08	(26.88)	5,613	2.19	(1.27)	2.42	(1.50)	25
9.30	(26.06)	45,898	1.04	(0.15)	1.27	(0.38)	25
9.23	(26.27)	1	1.54	(0.37)	1.77	(0.60)	25
12.52	24.46	92,271	1.44	(0.50)	1.63	(0.69)	19
12.40	23.51	17,149	2.19	(1.24)	2.38	(1.43)	19
12.42	23.58	7,287	2.19	(1.24)	2.38	(1.43)	19
12.58	24.93	22,910	1.04	(0.09)	1.23	(0.28)	19
12.52	24.45	2	1.54	(0.35)	1.73	(0.54)	19
10.06	0.60	10,371	1.44[b]	(0.17)[b]	11.70[b]	(10.43)[b]	7
10.04	0.40	3,393	2.19[b]	(0.97)[b]	12.45[b]	(11.23)[b]	7
10.05	0.50	2,388	2.19[b]	(0.99)[b]	12.45[b]	(11.25)[b]	7
10.07	0.70	5,981	1.04[b]	0.24[b]	11.30[b]	(10.02)[b]	7
10.06	0.60	2	1.54[b]	(0.24)[b]	11.80[b]	(10.50)[b]	7

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total income (loss) from investment operations	From net realized gains
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)					
2002 - Class A Shares	$18.11	$(0.07)[c]	$(0.11)	$(0.18)	$ —
2002 - Class B Shares	17.92	(0.13)[c]	(0.11)	(0.24)	—
2002 - Class C Shares	17.80	(0.13)[c]	(0.11)	(0.24)	—
2002 - Institutional Shares	18.26	(0.04)[c]	(0.10)	(0.14)	—
2002 - Service Shares	18.05	(0.08)[c]	(0.11)	(0.19)	—
FOR THE YEARS ENDED AUGUST 31,					
2001 - Class A Shares	19.50	(0.14)[c]	(0.66)	(0.80)	(0.59)
2001 - Class B Shares	19.45	(0.28)[c]	(0.66)	(0.94)	(0.59)
2001 - Class C Shares	19.31	(0.28)[c]	(0.64)	(0.92)	(0.59)
2001 - Institutional Shares	19.59	(0.07)[c]	(0.67)	(0.74)	(0.59)
2001 - Service Shares	19.45	(0.16)[c]	(0.65)	(0.81)	(0.59)
2000 - Class A Shares	10.13	(0.11)[c]	9.71	9.60	(0.23)
2000 - Class B Shares	10.18	(0.24)[c]	9.74	9.50	(0.23)
2000 - Class C Shares	10.10	(0.24)[c]	9.68	9.44	(0.23)
2000 - Institutional Shares	10.13	(0.04)[c]	9.73	9.69	(0.23)
2000 - Service Shares	10.12	(0.12)[c]	9.68	9.56	(0.23)
FOR THE PERIOD ENDED AUGUST 31,					
1999 - Class A Shares (commenced May 24)	10.00	(0.01)[c]	0.14	0.13	—
1999 - Class B Shares (commenced May 24)	10.00	(0.03)[c]	0.21	0.18	—
1999 - Class C Shares (commenced May 24)	10.00	(0.03)[c]	0.13	0.10	—
1999 - Institutional Shares (commenced May 24)	10.00	0.01	0.12	0.13	—
1999 - Service Shares (commenced May 24)	10.00	—	0.12	0.12	—

(a) Assumes investment at the NAV at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the NAV at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	
$17.93	(0.99)%	$515,508	1.50%[b]	(0.81)%[b]	1.50%[b]	(0.81)%[b]	29%
17.68	(1.34)	86,840	2.25[b]	(1.55)[b]	2.25[b]	(1.55)[b]	29
17.56	(1.35)	57,572	2.25[b]	(1.56)[b]	2.25[b]	(1.56)[b]	29
18.12	(0.77)	143,570	1.10[b]	(0.40)[b]	1.10[b]	(0.40)[b]	29
17.86	(1.00)	369	1.60[b]	(0.93)[b]	1.60[b]	(0.93)[b]	29
18.11	(4.17)	428,981	1.54	(0.74)	1.54	(0.74)	66
17.92	(4.92)	73,776	2.29	(1.49)	2.29	(1.49)	66
17.80	(4.85)	47,738	2.29	(1.49)	2.29	(1.49)	66
18.26	(3.79)	128,182	1.14	(0.34)	1.14	(0.34)	66
18.05	(4.24)	232	1.64	(0.84)	1.64	(0.84)	66
19.50	95.73	188,199	1.52	(0.64)	1.61	(0.73)	73
19.45	94.27	42,061	2.27	(1.38)	2.36	(1.47)	73
19.31	94.43	26,826	2.27	(1.38)	2.36	(1.47)	73
19.59	96.67	49,921	1.12	(0.23)	1.21	(0.32)	73
19.45	95.41	3	1.62	(0.69)	1.71	(0.78)	73
10.13	1.30	8,204	1.44[b]	(0.27)[b]	14.15[b]	(12.98)[b]	27
10.18	1.80	520	2.19[b]	(1.04)[b]	14.90[b]	(13.75)[b]	27
10.10	1.00	256	2.19[b]	(1.12)[b]	14.90[b]	(13.83)[b]	27
10.13	1.30	5,223	1.04[b]	0.39[b]	13.75[b]	(12.32)[b]	27
10.12	1.20	2	1.54[b]	0.03[b]	14.25[b]	(12.68)[b]	27

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Goldman Sachs Funds

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Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $329 billion in assets under management — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

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Money Market Funds[1]

---

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and the CORE[SM] Funds are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS FUND MANAGEMENT, L.P.
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Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

The Strategic Growth Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total returns may not be as significant.

The Fund's foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

Goldman, Sachs & Co. is the distributor of the Fund.

 Date of first use: April 29, 2002 / 02- 627 GROWTHSAR / 151.7K / 04-02